As filed with the Securities and Exchange Commission on April 21, 2009.

Registration No. 333-154818

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DELTA AIR LINES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-0218548 (I.R.S. Employer Identification No.)

1040 Delta Boulevard
Hartsfield-Jackson Atlanta International Airport
Atlanta, Georgia 30354
(404) 715-2600
(Address of Principal Executive Offices,
including Zip Code)

DELTA AIR LINES, INC. 2007 PERFORMANCE COMPENSATION PLAN
(Full title of the plan)

Richard B. Hirst, Esq.
Senior Vice President –General Counsel
Delta Air Lines, Inc.
P.O Box 20706
Atlanta, Georgia 30320-6001
(Name and address of agent for service)

(404) 715-2191
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to our Registration Statement on Form S-8 (File No. 333-154818) is being filed in order to register for resale 121,813 shares of our common stock, par value $0.0001, which have been issued or are issuable under the Delta Air Lines, Inc. 2007 Performance Compensation Plan (the “Plan”) to individuals who may be deemed to be “affiliates,” as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), of the Company.  This Post-Effective Amendment No. 1 includes a reoffer prospectus, prepared in accordance with the requirements of Form S-3 which may be used for the offer and sale of the securities registered hereunder pursuant to General Instruction C of Form S-8.

Unless otherwise indicated, the terms “Delta,” the “Company,” “we,” “us,” and “our” refer to Delta Air Lines, Inc. and its subsidiaries.

REOFFER PROSPECTUS

DELTA AIR LINES, INC.

121,813 Shares

COMMON STOCK

This prospectus relates to 121,813 shares of our common stock, par value $0.0001 per share, which we have issued or will issue to certain pilots of Delta and Northwest in an agreement that we entered into as part of our merger with Northwest Airlines Corporation.  All of these shares have been issued or are issuable pursuant to the Plan.  From time to time, these individuals, who are named in this prospectus, may offer and sell the shares for their own accounts.  We will not receive any proceeds from such sales.

The selling stockholders identified in this prospectus include Kenneth C. Rogers, a member of the Air Lines Pilots Association, International (“ALPA”) who is currently serving on the Board of Directors of Delta, and the members and officers of the Master Executive Council of the Delta unit of ALPA who may participate in the designation of Mr. Rogers, or any successor, to serve as a member of the Board of Directors of Delta and with whom Mr. Rogers meets from time to time.  As a result of these roles, the selling stockholders may be deemed to be “affiliates” as that term is defined under Rule 405 under the Securities Act.

The selling stockholders may sell their shares from time to time in transactions occurring either on or off the New York Stock Exchange, Inc. (“NYSE”) at prevailing market prices or at negotiated prices, or they may decide to sell their shares by other means or not at all.  Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts.

The shares may be considered “control securities” and/or “restricted securities” under the Securities Act prior to their sale under this reoffer prospectus.  This reoffer prospectus has been prepared for the purpose of registering the shares to allow for future sales under the Securities Act by selling stockholders, on a continuous or delayed basis, to the public without restriction.  The selling stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act in which event any profits on the sale of shares by those selling stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “DAL”.  On April 20, 2009, the last reported sale price of our common stock was $6.81.

Investing in our common stock involves certain risks.  See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 21, 2009

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or to which we have referred you.  We have not authorized anyone to provide you with information that is different.  If anyone provides you with different or inconsistent information, you should not rely on it.  This document may be used only where it is legal to sell these securities.  You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. Also, you should not assume that there has been no change in the affairs of Delta since those dates.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any document filed by us at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public over the internet at http://www.sec.gov and at our website, www.delta.com.  The contents of our website are not incorporated into this prospectus.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered.  This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits in accordance with the rules and regulations of the SEC, and we refer you to the omitted information.  The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and does not describe all exceptions and qualifications contained in those contracts, agreements or documents.  You should read those contracts, agreements or documents for information that may be important to you.  The registration statement and exhibits are available at the SEC’s public reference room or through its internet site.

We incorporate by reference the documents or portions of documents listed below and any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (other than current reports furnished on Form 8-K under Items 2.02 and 7.01).

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

●	Current Report on Form 8-K filed January 23, 2009;

●	Exhibits 99.1 and 99.2 to the Current Report on Form 8-K/A filed on November 7, 2008;

●	Exhibit 99.4 to the Current Report on Form 8-K filed on October 31, 2008; and

●	The description of our common stock contained in our Form 8-A filed on April 26, 2007.

The information incorporated by reference in this prospectus is considered to be a part of this prospectus, and information that we file later with the SEC, prior to the termination of this offering, will automatically update and supersede this information.

Any party to whom this prospectus is delivered may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning us at Delta Air Lines, Inc., Investor Relations, Dept. No. 829, P.O. Box 20706, Atlanta, GA 30320, telephone no. (404) 715-2600.

ii

THE COMPANY

We are the world’s largest airline, providing scheduled air transportation for passengers and cargo throughout the United States and around the world. On October 29, 2008, a subsidiary of ours merged with and into Northwest Airlines Corporation (“Northwest”). As a result of this merger, Northwest and its subsidiaries, including Northwest Airlines, Inc. (“NWA”), became wholly-owned subsidiaries of Delta. We plan to fully integrate the operations of NWA into Delta as promptly as is feasible, which we anticipate we will substantially complete in 2010.  The merger better positions us to manage through economic cycles and volatile fuel prices, invest in our fleet, improve services for customers and achieve our strategic objectives.

Our global route network is centered around the hub system we operate at airports in Atlanta, Cincinnati, Detroit, Memphis, Minneapolis/St. Paul, New York-JFK, Salt Lake City, Amsterdam and Tokyo-Narita. Each of these hub operations includes flights that gather and distribute traffic from markets in the geographic region surrounding the hub to domestic and international cities and to other hubs. The combination of Delta’s strengths in the south, mountain west and northeast United States, Europe and Latin America and NWA’s strengths in the midwest and northwest United States and Asia gives the combined company a diversified global network with a presence in every major domestic and international market. The network is supported by a fleet of aircraft that is varied in terms of size and capabilities, giving us flexibility to adjust aircraft to the network.

Other key characteristics of our route network include:

●	our alliances with foreign airlines, including our membership in SkyTeam, a global airline alliance;

●	Delta’s transatlantic joint venture with Air France and NWA’s transatlantic joint venture with KLM;

●	our domestic alliances, including our marketing alliance with Alaska Airlines and Horizon Air, which we are enhancing to expand our west coast service; and

●
agreements with multiple domestic regional carriers, which operate either as Delta Connection or Northwest Airlink, including our wholly-owned subsidiaries, Comair, Inc., Compass Airlines, Inc. and Mesaba Aviation, Inc.

We are a Delaware corporation headquartered in Atlanta, Georgia. Our principal executive offices are located at Hartsfield-Jackson Atlanta International Airport, Atlanta, Georgia 30320-6001 and our telephone number is (404) 715-2600.  Our website is www.delta.com.  We have provided this website address as an inactive textual reference only and the information contained on our website is not a part of this prospectus.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risks described under “Risk Factors” in our most recent annual report on Form 10-K and in any annual or quarterly report filed hereafter, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  The market or trading price of our common stock could decline due to any of these risks or other factors, and you may lose all or part of your investment.

The market price of our common stock has been and could remain volatile.

The market price for our common stock has been and may continue to be volatile, and our stock may be subject to price and volume limitations in response to market and other factors. Among the many factors that could affect the market price of our common stock are:

●	changes in the prices or availability of oil or jet fuel;

●	our quarterly or annual earnings or those of other companies in our industry;

●	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other airlines; and

●
changes in general conditions in the U.S. and global economy, financial markets or airline industry, including those resulting from changes in fuel prices or fuel shortages, war, incidents of terrorism or responses to such events.

In addition, many of the other risks that are described under the heading “Risk Factors” in our most recent annual report on Form 10-K and any annual report or quarterly report filed hereafter could also materially and adversely affect our stock price.

In recent years, the stock market has experienced extreme price and volume fluctuations, which has become more pronounced as a result of the recent global financial crisis. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

The price of our common stock may be adversely affected by the issuance and sale of our common stock, including pursuant to this prospectus, or by our announcement that such issuances and sales may occur.

The sale or availability for sale of substantial amounts of our common stock could adversely impact its price.  Our certificate of incorporation authorizes us to issue 1,500,000,000 shares of common stock. On March 31, 2009, 771,645,975 shares of common stock were outstanding; 8,097,632 shares of common stock were held in treasury; 65,426,465 shares of common stock were reserved for issuance pursuant to the reserve in Delta’s Plan of Reorganization under Chapter 11 of the Bankruptcy Code; 7,781,145 shares of common stock were reserved for issuance pursuant to the reserve created in Northwest’s Plan of Reorganization under Chapter 11 of the Bankruptcy Code; 23,418,350 shares of common stock were reserved for issuance under the Plan (not including 7,051,693 shares held in treasury that can be issued under the Plan, which are included in the number of shares held in treasury described above); and 7,239,443 shares of common stock were reserved for issuance under the Northwest Airlines Corporation 2007 Stock Incentive Plan.  Accordingly, a substantial number of shares of our common stock are available for sale under our certificate of incorporation.

We cannot predict the size of future issuances or sales of our common stock (including those made pursuant to this prospectus), or other equity related securities (including convertible notes) in the public market or the effect, if any, that such issuances or sales may have on the market price for our common stock.  The issuance and sale of substantial amounts of common stock (including issuances and sales pursuant to this prospectus) or other equity related securities (including convertible notes), or the perception or announcement that such issuances and sales may occur, could adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus (or otherwise made by us or on our behalf) that are not historical facts, including statements regarding our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  When used in this prospectus, the words “expects,” “plans,” “anticipates,” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations.  Most of these factors are outside our control and are difficult to predict.  Factors that may cause such differences include, but are not limited to:

●	the cost of aircraft fuel;

●	the effects of the global recession;

●	the effects of the global financial crisis;

●	the impact of posting collateral in connection with our fuel hedge contracts;

●	the impact that our indebtedness will have on our financial and operating activities and our ability to incur additional debt;

●	the restrictions that financial covenants in our financing agreements will have on our financial condition and business operations;

●	labor issues;

●	the ability to realize the anticipated benefits of our merger with Northwest;

●	the integration of the Delta and Northwest workforces;

●	interruptions or disruptions in service at one of our hub airports;

●	our increasing dependence on technology in our operations;

●	our ability to retain management and key employees;

●	the ability of our credit card processors to take significant holdbacks in certain circumstances;

●	the effects of terrorist attacks; and

●	competitive conditions in the airline industry.

The foregoing list of factors is not exclusive.  Additional information concerning these and other risk factors are discussed in documents incorporated by reference in this prospectus, including our most recently filed Form 10-K and any amendments thereto.  All forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this prospectus.

SELLING STOCKHOLDERS

This reoffer prospectus relates to shares that are being registered for reoffers and resales by the selling stockholders who have received or may receive shares pursuant to the Plan.  The selling stockholders may resell any or all of the shares offered from time to time while this reoffer prospectus is effective.

The following table sets forth (a) the name of each selling stockholder; (b) the number of shares of common stock of Delta beneficially owned by each selling stockholder as of March 12, 2009; (c) maximum number of additional shares that may be issued to each selling stockholder pursuant to the Plan in connection with the agreement that we entered into as part of our merger with Northwest; (d) the maximum number of shares of common stock of Delta that each selling stockholder may offer for sale from time to time pursuant to this reoffer prospectus, whether or not the selling stockholder has any present intention to do so and whether or not such shares have previously been issued to the selling stockholder or may in the future be issued, if at all; and (e) the number of shares of common stock of Delta and the percentage of common stock of Delta that would be beneficially owned by each selling stockholder assuming the sale of all shares offered hereby.  All information with respect to beneficial ownership has been furnished by the selling stockholders.  The inclusion in the table below of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates” as that term is defined under Rule 405 under the Securities Act.

Information concerning the identities of the selling stockholders, the number of shares that may be sold by each selling stockholder and information about the shares beneficially owned by the selling stockholders may from time to time be updated in supplements to this reoffer prospectus, which will be filed with the SEC in accordance with Rule 424(b) of the Securities Act if and when necessary.  Information on the shares offered pursuant to this reoffer prospectus, as listed below, do not necessarily indicate that the selling stockholder presently intends to sell any or all of the shares so listed.  Because the selling stockholders may sell none, some or all of the shares owned by them which are included in this reoffer prospectus, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling stockholders upon the termination of the offering made hereby.  We have therefore assumed, for purposes of the following table, that the selling stockholders will sell all of the shares owned by them that are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Name (1)	Common Stock Benefically Owned Prior to the Offering	Maximum Number of Additional Shares Issuable(2)	Maximum Number of Shares Offered(3)	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering
Bill Bartels	5,029	78	3,873	1,234	*
Mike Bigelow	3,688	75	3,763	0	*
John Darrow	5,735	76	3,811	2,000	*
Brad Dicks	3,952	81	4,033	0	*
Bruce Endler	4,971	82	4,113	940	*
Bren Fries	4,014	78	3,892	200	*
Matt Geddie	4,029	82	4,111	0	*
Dan Gradwohl	3,614	74	3,688	0	*
Drew Grimes	4,336	89	4,425	0	*
Edwin R. Havrilla, Jr.	4,386	90	4,476	0	*
Ron Hay	3,578	73	3,651	0	*
Robert Hesselbein	4,110	84	4,194	0	*
Boyd Kelly	3,492	71	3,563	0	*
William M. Kessler	3,776	77	3,853	0	*
Reed McDonald	3,849	78	3,927	0	*
Greg McKinney	3,933	80	4,013	0	*
Lee Moak	7,302	88	4,390	3,000	*
Jeff Panioto	4,793	82	4,125	750	*

Tim Parker	4,403	89	4,492	0	*
Russ Picus	3,870	71	3,554	387	*
Kingsley Roberts	4,272	87	4,359	0	*
Kenneth C. Rogers	4,134	84	4,218	0	*
Mark Saltzman	4,752	83	4,160	675	*
David Shagena	4,430	91	4,521	0	*
Jim Stuart	4,360	89	4,449	0	*
Scott Tarves	3,660	74	3,734	0	*
Steve Uvena	3,621	74	3,695	0	*
James Van Sickle	4,332	89	4,421	0	*
Gary Weistroffer	4,032	82	4,114	0	*
Len Willey	4,111	84	4,195	0	*
TOTAL	128,564	2,435	121,813	9,186	*
_________________________________
* Less than 1%.
(1)	Each of the selling stockholders is an employee of Delta. In addition to being an employee of Delta, Kenneth C. Rogers is a member of the Board of Directors.
(2)
Represents shares that may be issued to the selling stockholders pursuant to the Plan at a date yet to be determined.  The issuance of such shares is subject to a number of conditions and factors such that all or none of these shares may be issued to the selling stockholders.

(3)	Includes the shares that may be issued to the selling stockholders pursuant to the Plan at a date yet to be determined.

PLAN OF DISTRIBUTION

Shares covered by this reoffer prospectus will be sold by the selling stockholders as principals for their own account.  We will not receive any proceeds from sales of any shares by the selling stockholders.

The selling stockholders may sell shares pursuant to this reoffer prospectus from time to time in transactions on or through the NYSE, in privately negotiated transactions or in a combination of such transactions.

Each sale may be made either at the market price prevailing at the time of sale or at a negotiated price.  Sales may be made through brokers or to dealers, and such brokers or dealers may receive compensation in the form of commissions or discounts not exceeding those customary in similar transactions.  All selling and other expenses incurred by individual selling stockholders will be borne by those selling stockholders.

Any shares covered by this reoffer prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this reoffer prospectus.

The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act.  In addition, any such broker or dealer may be required to deliver a copy of this reoffer prospectus to any person who purchases any of the shares from or through such broker or dealer.

USE OF PROCEEDS

We will not receive any proceeds from this offering.

DIVIDEND POLICY

We have paid no cash dividends on our common stock and have no current intention of doing so.  Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law and restrictions in our credit facilities, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

VALIDITY OF SECURITIES

The validity of the shares offered hereby has been passed upon for us by Kenneth F. Khoury, Esq., who was Executive Vice President and General Counsel of the Company at the time of the filing of the Registration Statement.  At that time, Mr. Khoury participated in the Plan and had received 166,140 shares of restricted Common Stock, options to purchase 130,780 shares of Common Stock and 79,340 performance shares under the Plan.  Upon his departure from the Company, Mr. Khoury was eligible for and received certain benefits under Delta’s 2007 Officer and Director Severance Plan.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Statements of Operations for the years ended December 31, 2008 and December 31, 2007 combine the historical consolidated statements of operations of Delta Air Lines, Inc. (“Delta”) and Northwest Airlines Corporation (“Northwest”), giving effect to the Merger (as defined in Note 1) as if it had occurred at the beginning of the periods presented. The historical consolidated financial statements of Delta and Northwest have been adjusted to reflect certain reclassifications to conform with Delta’s current financial statement presentation.

The Unaudited Pro Forma Condensed Combined Statements of Operations were prepared using the purchase method of accounting with Delta treated as the acquiring entity. Accordingly, the aggregate value of the consideration paid by Delta to complete the Merger was allocated to the assets acquired and liabilities assumed from Northwest based upon their estimated fair values as of the Closing Date (as defined in Note 1).  The purchase price allocation is subject to adjustment for up to one year after the Closing Date when additional information on asset and liability valuations becomes available. We have not finalized our review of certain liabilities recorded in the Merger. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

These Unaudited Pro Forma Condensed Combined Statements of Operations have been developed from and should be read in conjunction with the audited consolidated financial statements of Delta and Northwest contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2008.  The Unaudited Pro Forma Condensed Combined Statements of Operations are provided for illustrative purposes only and do not purport to represent Delta’s consolidated results of operations had the Merger occurred on the dates assumed, nor are these financial statements necessarily indicative of Delta’s future consolidated results of operations.

Delta expects to incur significant costs and realize significant benefits from integrating the operations of Delta and Northwest. The Unaudited Pro Forma Condensed Combined Statements of Operations do not reflect these costs or benefits.

DELTA AIR LINES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

					Condensed
	Historical		Pro Forma		Combined
(in millions, except per share data)	Delta	Northwest	Adjustments		Pro Forma
Operating Revenue:
Passenger:
Mainline	$15,137	$8,482	$-		$23,619
Regional carriers	4,446	1,643	-		6,089
Total passenger revenue	19,583	10,125	-		29,708
Cargo	686	667	-		1,353
Other, net	2,428	799	-		3,227
Total operating revenue	22,697	11,591	-		34,288

Operating Expense:
Aircraft fuel and related taxes	7,346	4,996	-		12,342
Salaries and related costs	4,802	2,427	(58	)(a)	7,459
			191	(b)
			97	(c)
Contract carrier arrangements	3,766	901	-		4,667
Depreciation and amortization	1,266	1,054	20	(d)	2,331
			31	(e)
			(30	)(f)
			(10	)(g)
Aircraft maintenance materials and outside repairs	1,169	612	-		1,781
Contracted services	1,153	676	-		1,829
Passenger commissions and other selling expenses	1,030	737	-		1,767
Landing fees and other rents	787	456	-		1,243
Passenger service	440	210	-		650
Aircraft rent	307	184	-		491
Impairment of goodwill and other intangible assets	7,296	3,841	(135	)(g)	11,002
Restructuring and merger-related items	1,131	225	(41	)(a)	1,315
Other	518	428	(39	)(a)	907
Total operating expense	31,011	16,747	26		47,784
Operating Loss	(8,314)	(5,156)	(26)		(13,496)

Other (Expense) Income:
Interest expense, net	(613)	(287)	(256	)(h)	(1,145)
			11	(i)
Miscellaneous, net	(114)	(230)			(344)
Total other expense, net	(727)	(517)	(245)		(1,489)
Loss Before Income Taxes	(9,041)	(5,673)	(271)		(14,985)
Income Tax Benefit	119	211	(51	)(j)	279
Net Loss	$(8,922)	$(5,462)	$(322)		$(14,706)

Basic and Diluted Loss Per Share	$(19.08)			(l)	$(18.13)
Basic and Diluted Weighted Average
Shares Outstanding	468			(l)	811

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

DELTA AIR LINES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	(Note 3)				Condensed
	Delta	Northwest	Pro Forma		Combined
(in millions, except per share data)	Pro Forma	Pro Forma	Adjustments		Pro Forma
Operating Revenue:
Passenger:
Mainline	$12,842	$9,386	$-		$22,228
Regional carriers	4,170	1,412	-		5,582
Total passenger revenue	17,012	10,798	-		27,810
Cargo	482	840	-		1,322
Other, net	1,754	895	-		2,649
Total operating revenue	19,248	12,533	-		31,781

Operating Expense:
Aircraft fuel and related taxes	4,686	3,378	-		8,064
Salaries and related costs	4,183	2,446	191	(b)	6,917
			97	(c)
Contract carrier arrangements	3,152	776	-		3,928
Depreciation and amortization	1,154	486	27	(d)	1,657
			40	(e)
			(35	)(f)
			(15	)(g)
Contracted services	996	749	-		1,745
Aircraft maintenance materials and outside repairs	957	811	-		1,768
Passenger commissions and other selling expenses	933	751	-		1,684
Landing fees and other rents	725	539	-		1,264
Passenger service	338	230	-		568
Aircraft rent	260	378	-		638
Profit sharing	158	79	-		237
Other	483	749	-		1,232
Total operating expense	18,025	11,372	305		29,702
Operating Income	1,223	1,161	(305)		2,079

Other (Expense) Income:
Interest expense, net	(511)	(493)	(256	)(h)	(1,260)
Miscellaneous, net	32	152	-		184
Total other expense, net	(479)	(341)	(256)		(1,076)
Income Before Income Taxes	744	820	(561)		1,003
Income Tax Provision	(295)	(320)	213	(k)	(402)
Net Income	$449	$500	$(348)		$601

Basic Earnings Per Share	$1.14	$1.91		(l)	$0.74
Diluted Earnings Per Share	$1.14	$1.91		(l)	$0.74
Basic Weighted Average Shares
Outstanding	394	262		(l)	809
Diluted Weighted Average Shares
Outstanding	395	262		(l)	809

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

DELTA AIR LINES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1.    Basis of Presentation

On October 29, 2008 (the “Closing Date”), a wholly-owned subsidiary (“Merger Sub”) of Delta Air Lines, Inc. (“Delta”) merged (the “Merger”) with and into Northwest Airlines Corporation. Pursuant to the Agreement and Plan of Merger, among Delta, Merger Sub and Northwest Airlines Corporation (the “Merger Agreement”), on the Closing Date (1) Northwest Airlines Corporation and its wholly-owned subsidiaries, including Northwest Airlines, Inc. (collectively, “Northwest”), became wholly-owned subsidiaries of Delta and (2) each share of Northwest common stock outstanding on the Closing Date or issuable under Northwest’s Chapter 11 plan of reorganization was converted into the right to receive 1.25 shares of Delta common stock. We accounted for the Merger in accordance with Statement of Financial Accounting Standards SFAS 141, “Business Combinations” (“SFAS 141”),whereby the purchase price paid to effect the Merger was allocated to the tangible and intangible assets acquired and liabilities assumed from Northwest based on their estimated fair values as of the Closing Date.

We issued, or expect to issue, a total of 339 million shares of Delta common stock for the Merger, or approximately 41% of the sum of the shares of Delta common stock that were then (1) outstanding on the Closing Date (including shares issued to Northwest stockholders in the Merger), (2) issuable in exchange for shares of Northwest common stock reserved for issuance under Northwest’s Chapter 11 plan of reorganization, (3) reserved for issuance under Delta’s Chapter 11 plan of reorganization and (4) issuable to our employees in connection with the Merger. Additionally, in connection with the Merger, we (1) agreed to issue 50 million shares of common stock to eligible Delta and Northwest pilots; (2) granted 34 million shares of common stock to substantially all U.S. based non-pilot employees of Delta and Northwest; and (3) granted 17 million shares of restricted stock and non-qualified stock options to purchase 12 million shares of common stock to management personnel. The awards to management personnel will fully vest over approximately three years, subject to the participant’s continued employment.

The accompanying Unaudited Pro Forma Condensed Combined Statements of Operations present the pro forma consolidated results of operations of the combined company based upon the historical consolidated financial statements of Delta and Northwest, after giving effect to the Merger and the adjustments described in these notes, and are intended to reflect the impact of the Merger on Delta’s consolidated financial statements.

The accompanying Unaudited Pro Forma Condensed Combined Statements of Operations are presented for illustrative purposes only and do not reflect the costs of any integration activities, benefits that may result from operating efficiencies or revenue synergies expected to result from the Merger.

The Unaudited Pro Forma Condensed Combined Statements of Operations give effect to the Merger as if it had occurred at the beginning of the periods presented. Historical results for Delta and Northwest for the year ended December 31, 2007 have been adjusted to reflect (1) the impact of fresh start reporting as if both companies had emerged from bankruptcy on January 1, 2007 and (2) changes in accounting principle as if adoption had occurred on January 1, 2007. For additional information regarding these adjustments, see Note 3.

For accounting purposes, the Merger was valued at $3.4 billion. This amount was derived from the 339 million shares of Delta common stock we issued or expect to issue, as discussed above, at a price of $9.60 per share, the average closing price of Delta common stock on the New York Stock Exchange for the five consecutive trading days that include the two trading days before, the day of and the two trading days after the public announcement of the Merger Agreement on April 14, 2008, and capitalized Merger-related transaction costs. The purchase price also includes the fair value of Delta stock options and other equity awards issued on the Closing Date in exchange for similar securities of Northwest. Northwest stock options and other equity awards vested on the Closing Date and were assumed by Delta and modified to provide for the purchase of Delta common stock. Accordingly, the number of shares and, if applicable, the price per share were adjusted for the 1.25 exchange ratio. Vested stock options held by employees of Northwest are considered part of the purchase price.

The preliminary purchase price is calculated as follows:

(in millions, except per share data)
Shares of Northwest common stock exchanged	271
Exchange ratio	1.25
Shares of Delta common stock issued or issuable	339
Price per share	$9.60
Fair value of Delta shares issued	$3,251
Fair value of outstanding Northwest stock options	18
Delta transaction costs	84
Total estimated purchase price	$3,353

The table below represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Northwest in the Merger based on our estimate of their respective fair values on the Closing Date:

(in millions)
Cash and cash equivalents	$2,441
Other current assets	2,756
Property and equipment	8,552
Goodwill	4,572
Identified intangible assets	2,702
Other noncurrent assets	292
Long-term debt and capital leases	(6,239)
Pension and postretirement related benefits	(4,010)
Air traffic liability and frequent flyer deferred revenue	(3,827)
Other liabilities assumed	(3,886)
Total estimated purchase price	$3,353

In accordance with SFAS 141, the purchase price allocation is subject to adjustment for up to one year after the Closing Date when additional information on asset and liability valuations becomes available. We have not finalized our review of certain liabilities recorded in the Merger. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Note 2.    Pro Forma Adjustments

The Unaudited Pro Forma Condensed Combined Statements of Operations do not include any material non-recurring charges that will result from the Merger. The Unaudited Pro Forma Condensed Combined Statements of Operations reflect the following:

(a)
An adjustment of $138 million for one-time costs directly attributable to the Merger, including employee retention costs and certain professional fees incurred by Northwest pursuant to provisions contained in the Merger Agreement. As a result, the Unaudited Pro Forma Condensed Combined Statement of Operations reflects a reduction of $58 million in salaries and related costs, $41 million in restructuring and merger-related items, and $39 million in other operating expense for the year ended December 31, 2008.

(b)
The Unaudited Pro Forma Condensed Combined Statements of Operations were adjusted by $191 million for the years ended December 31, 2008 and 2007 to reflect higher salaries and related costs based on the adjustments to revalue Northwest’s pension, postretirement and related benefits as part of purchase accounting.

(c)
An adjustment to salaries and related costs for compensation expense related to 29 million shares of Delta common stock issued to management employees in the Merger. These shares of Delta common stock are in the form of time-based restricted stock and non-qualified stock options. The issuance of the restricted shares increases the Delta common stock outstanding as of December 31, 2008 by 17 million shares. As a result, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect an increase to salaries and related costs of $97 million for the years ended December 31, 2008 and 2007.

(d)
The Unaudited Pro Forma Condensed Combined Statements of Operations were adjusted by $20 million and $27 million for the years ended December 31, 2008 and 2007, respectively, to adjust depreciation expense based on the adjusted fair value and asset lives of Northwest’s property and equipment as part of purchase accounting.

(e)
The fair value of Northwest’s tradename was adjusted and reclassified as a definite-lived intangible asset. Accordingly, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect an increase to amortization expense of $31 million and $40 million for the years ended December 31, 2008 and 2007, respectively.

(f)
The fair value of Northwest’s intangible assets primarily associated with its WorldPerks affinity card contract was adjusted as part of purchase accounting. Additionally, during the year ended December 31, 2008, Northwest recorded a $588 million non-cash charge from an impairment of definite-lived intangible assets primarily associated with customer relationships. As a result of these items, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect a net reduction in amortization expense of $30 million and $35 million for the years ended December 31, 2008 and 2007, respectively. These amortization pro forma adjustments do not reflect the effects of the adjustment to fair value for certain code share partner agreements and the impairment of Northwest’s SkyTeam Alliance as these items are included as part of (g) below. Additionally, the Unaudited Pro Forma Condensed Combined Statements of Operations do not reflect any pro forma adjustments for the impairment, except as discussed in (g) below.

(g)
A $135 million adjustment for the year ended December 31, 2008 to eliminate the impairment of intangible assets of (1) $103 million associated with the portion of Delta’s SkyTeam Alliance agreements that is directly attributable to Northwest and (2) $32 million associated with the portion of Northwest’s SkyTeam Alliance agreements that is directly attributable to Delta. Additionally, in order to conform to Delta’s classification, Northwest’s SkyTeam Alliance and other related agreements would have been recognized as indefinite-lived intangible assets. Previously, Northwest amortized these assets on a straight-line basis over a 30-year life as definite-lived intangible assets. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect lower amortization expense of $10 million and $15 million for the years ended December 31, 2008 and 2007, respectively.

(h)
The fair value of Northwest’s long-term debt was adjusted as part of purchase accounting. The difference between the fair value and the face amount of each borrowing is amortized using the effective interest rate method as additional interest expense over the remaining term of the borrowings based on the maturity dates. Accordingly, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect higher interest expense of $256 million for the years ended December 31, 2008 and 2007.

(i)
Other noncurrent assets was adjusted due to the elimination of deferred debt issuance costs incurred by Northwest during 2008.  As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect a reduction in interest expense of $11 million for the year ended December 31, 2008.

(j)
A $51 million income tax provision from the $135 million impairment adjustment related to the SkyTeam Alliance, as discussed in (g) above. The net operating loss from the remaining pro forma adjustments is fully offset by an increase to the valuation allowance on the deferred tax asset.

(k)	A $213 million income tax benefit from the incremental loss associated with other pro forma adjustments. This adjustment is based on the statutory rates in effect for the year ended December 31, 2007.

(l)	The pro forma combined basic and diluted (loss) earnings per share for the years ended December 31, 2008 and 2007 is calculated as follows:

(in millions, except per share data)	Pro Forma Year Ended December 31, 2008	Pro Forma Year Ended December 31, 2007
Pro forma net (loss) income	$(14,706)	$601

Basic weighted average shares outstanding, including shares issuable pursuant to plan of reorganization	396	394
Accelerated vesting of restricted and performance shares	4	4
Shares of Delta common stock issued:
Northwest shares issued and outstanding(2)	322	322
Northwest shares issuable pursuant to plan of reorganization(1)(2)	9	9
Accelerated vesting of Northwest shares of restricted stock(2)	5	5

Subtotal	336	336
Shares issued to Delta and Northwest pilots	50	50
Shares issued to Delta and Northwest non-pilot employees	21	21
Restricted shares issued to management employees of the combined company vesting during the period	4	4

Weighted average shares outstanding(3)	811	809

Pro forma basic and diluted (loss) earnings per share(3)	$(18.13)	$0.74

(1)	Represents shares issuable pursuant to the Chapter 11 plan of reorganization to holders of allowed general, unsecured claims.
(2)	Represents shares of Delta common stock issued after giving effect to the 1.25 exchange ratio as determined in the Merger Agreement.
(3)
Excluded from the pro forma combined basic and diluted (loss) earnings per share calculations are options to purchase 24 million shares of Delta common stock, which includes (1) 7 million shares of Northwest stock options assumed by Delta and modified to provide for the issuance of Delta common stock upon exercise of the options and (2) 12 million shares issued to management employees of the combined company, as their effect is anti-dilutive. In addition, all unvested restricted shares are excluded because their effect is anti-dilutive.

Note 3.    Fresh Start Reporting

Upon emergence from Chapter 11, Delta and Northwest adopted fresh start reporting in accordance with American Institute of Certified Public Accountants’ Statement of Position, SOP 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” Fresh start reporting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value to its assets and liabilities pursuant to SFAS 141. The adoption of fresh start reporting resulted in Delta and Northwest becoming new entities for financial reporting purposes. Accordingly, the Consolidated Financial Statements after adoption of fresh start reporting are not comparable to the Consolidated Financial Statements prior to that date.

Delta’s adoption of fresh start reporting on April 30, 2007 resulted in its Consolidated Statement of Operations for the year ended December 31, 2007 including (1) the four months ended April 30, 2007 for the predecessor entity and (2) the eight months ended December 31, 2007 of the successor entity. Northwest’s adoption of fresh start reporting on May 31, 2007 resulted in its Consolidated Statement of Operations for the year ended December 31, 2007 including (1) the five months ended May 31, 2007 of the predecessor entity and (2) the seven months ended December 31, 2007 of the successor entity.

To enhance the comparability of the information presented, the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2007 includes pro forma historical financial statements of Delta and Northwest adjusted to reflect (1) the impact of fresh start reporting as if implemented on January 1, 2007 and (2) changes in accounting principle as if adoption had occurred on January 1, 2007. The tables below present the historical results for each company after giving effect to these adjustments.

Additional information concerning fresh start reporting adjustment made by each company is available in the respective Annual Reports on Form 10-K for the year ended December 31, 2008 of each company.

Delta Air Lines, Inc.

	Predecessor	Successor
(in millions, except per share data)	Four Months Ended April 30, 2007	Eight Months Ended December 31, 2007	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2007
Operating Revenue:
Passenger:
Mainline	$3,829	$8,929	$84	(a)	$12,842
Regional affiliates	1,296	2,874	—		4,170
Total passenger revenue	5,125	11,803	84		17,012
Cargo	148	334	—		482
Other, net	523	1,221	10	(a)	1,754
Total operating revenue	5,796	13,358	94		19,248

Operating Expense:
Aircraft fuel and related taxes	1,270	3,416	—		4,686
Salaries and related costs	1,302	2,887	(6)	(b)	4,183
Contract carrier arrangements	956	2,196	—		3,152
Depreciation and amortization	386	778	(10)	(c)	1,154
Contracted services	326	670	—		996
Aircraft maintenance materials and outside repairs	320	663	(26)	(d)	957
Passenger commissions and other selling expenses	298	635	—		933
Landing fees and other rents	250	475	—		725
Passenger service	95	243	—		338
Aircraft rent	90	156	14	(e)	260
Profit sharing	14	144	—		158
Other	189	299	(5)	(e)	483
Total operating expense	5,496	12,562	(33)		18,025
Operating Income	300	796	127		1,223

Other (Expense) Income:
Interest expense, net	(248)	(276)	13	(f)	(511)
Miscellaneous, net	27	5	—		32
Total other expense, net	(221)	(271)	13		(479)
Income Before Reorganization Items, Net	79	525	140		744
Reorganization Items, Net	1,215	—	(1,215)	(g)	—
Income Before Income Taxes	1,294	525	(1,075)		744
Income Tax Benefit (Provision)	4	(211)	(88)	(h)	(295)
Net Income	$1,298	$314	$(1,163)		$449
Basic Earnings Per Share	$6.58	$0.80		(i)	$1.14
Diluted Earnings Per Share	$4.63	$0.79		(i)	$1.14
Basic Weighted Average Shares Outstanding	197	394		(i)	394
Diluted Weighted Average Shares Outstanding	234	395		(i)	395
__________________________
(a)
SkyMiles Frequent Flyer Program. Delta revalued the frequent flyer award liability to estimated fair value and changed the accounting policy from an incremental cost method to a deferred revenue method. Fair value represents the estimated price that third parties would require Delta to pay for the third parties to assume the obligation of redeeming miles under the SkyMiles program. The revaluation of the frequent flyer liability and change in accounting policy resulted in increases to passenger and other, net revenue.

(b)
Salaries and Related Costs. The revaluation of Delta’s pension and other postretirement liabilities resulted in a decrease in net benefit cost due to the change in the projected benefit obligation and the change in the fair value of plan assets, as well as the elimination of the amortization of actuarial gains/losses and prior service benefits/costs.

(c)
Depreciation and Amortization of Intangible Assets. Delta revalued property and equipment to fair value, which reduced the net book value of these assets by $1.0 billion. In addition, Delta adjusted the depreciable lives of flight equipment to reflect revised estimated useful lives. Delta valued intangible assets at fair value, which increased the net book value of intangible assets (excluding goodwill) by $2.9 billion, of which $956 million relates to amortizable intangible assets. These intangible assets reflect the estimated fair value of Delta’s trade name, takeoff and arrival slots, SkyTeam alliance agreements, marketing agreements, customer relationships and certain contracts. These revaluations and adjustments to useful lives resulted in a net decrease to depreciation and amortization.

(d)
Aircraft Maintenance Materials and Outside Repairs. Delta changed the way it accounts for certain maintenance parts that were previously capitalized and depreciated. After emergence from Chapter 11, Delta expenses these parts as they are placed on the aircraft.

(e)
Other Fresh Start Adjustments. Delta recorded other adjustments relating primarily to the revaluation of aircraft leases. These adjustments are reflected in operating expense and non-operating expense.

(f)
Interest Expense. The revaluation of Delta’s debt and capital lease obligations resulted in a decrease in interest expense due to the amortization of net premiums from adjusting these obligations to fair value.

(g)	Reorganization Items, Net. Delta recorded an adjustment to reflect the elimination of reorganization items, net.

(h)
Income Taxes. Delta recorded an $88 million income tax provision adjustment from the incremental income associated with other pro forma adjustments and statutory income taxes for the four months ended April 30, 2007 of the predecessor. This adjustment is based on the effective tax rate (the statutory rate adjusted for permanent items) for the year ended December 31, 2007.

(i)
Earnings per Share. Pro forma basic earnings per share is based on basic weighted average shares outstanding for the eight months ended December 31, 2007 of the successor. Pro forma diluted earnings per share is based on diluted weighted average shares outstanding for the eight months ended December 31, 2007 of the successor.

Northwest Airlines Corporation

	Predecessor	Successor
(in millions, except per share data)	Five Months Ended May 31, 2007	Seven Months Ended December 31, 2007	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2007
Operating Revenue:
Passenger:
Mainline	$3,768	$5,660	$(42)	(a)	$9,386
Regional affiliates	521	884	7	(a)	1,412
Total passenger revenue	4,289	6,544	(35)		10,798
Cargo	318	522	—		840
Other, net	317	538	40	(a)	895
Total operating revenue	4,924	7,604	5		12,533
Operating Expense:
Aircraft fuel and related taxes	1,289	2,089	—		3,378
Salaries and related costs	1,027	1,462	(43)	(b)	2,446
Contract carrier arrangements	342	434	—		776
Depreciation and amortization	206	289	(9)	(c)	486
Contracted services	291	458	—		749
Aircraft maintenance materials and outside repairs	303	508	—		811
Passenger commissions and other selling expenses	315	436	—		751
Landing fees and other rents	235	304	—		539
Passenger service	92	138	—		230
Aircraft rent	160	218	—		378
Profit sharing	—	79	—		79
Other	301	448	—		749
Total operating expense	4,561	6,863	(52)		11,372
Operating Income	363	741	57		1,161

Other (Expense) Income:
Interest expense, net	(219)	(273)	(1)	(d)	(493)
Reorganization items, net	1,551	—	(1,551)	(e)	—
Miscellaneous, net	54	98	—		152
Total other income (expense), net	1,386	(175)	(1,552)		(341)
Income Before Income Taxes	1,749	566	(1,495)		820
Income Tax Benefit (Provision)	2	(224)	(98)	(f)	(320)
Net Income	$1,751	$342	$(1,593)		$500
Basic Earnings Per Share	$20.03	$1.30		(g)	$1.91
Diluted Earnings Per Share	$14.28	$1.30		(g)	$1.91
Basic Weighted Average Shares Outstanding	87	262		(g)	262
Diluted Weighted Average Shares Outstanding	113	262		(g)	262
_________________
(a)
WorldPerks Frequent Flyer Program. Northwest revalued the frequent flyer award liability to estimated fair value and changed the accounting policy from an incremental cost method to a deferred revenue method. Fair value represents the estimated price that third parties would require Northwest to pay for the third parties to assume the obligation of redeeming miles under the WorldPerks program. The revaluation of the frequent flyer liability and change in accounting policy resulted in a decrease to passenger revenue and increase to other, net revenue. Additionally, Northwest began recording the premium paid by non-airline partners for the purchase of frequent flyer miles in other, net revenue, rather than in passenger revenue.

(b)
Salaries and Related Costs. The revaluation of Northwest's pension and other postretirement liabilities resulted in a decrease in net benefit cost due to the change in the projected benefit obligation and the change in the fair value of plan assets, as well as the elimination of the amortization of actuarial gains/losses and prior service benefits/costs.

(c)
Depreciation and Amortization of Intangible Assets. Northwest revalued property and equipment to fair value, which reduced the net book value of these assets by $1.0 billion. In addition, Northwest adjusted the depreciable lives of flight equipment to reflect revised estimated useful lives. Northwest revalued intangible assets at fair value, which increased the net book value of intangible assets (excluding goodwill) by $4.5 billion, of which $1.3 billion relates to amortizable intangible assets. These intangible assets reflect the estimated fair value of Northwest’s trade name, takeoff and arrival slots, SkyTeam alliance agreements, marketing agreements, customer relationships and certain contracts. These revaluations and adjustments to useful lives resulted in a net decrease to depreciation and amortization.

(d)
Interest Expense. The revaluation of Northwest’s debt and capital lease obligations resulted in an increase in interest expense due to the amortization of premiums and discounts from adjusting these obligations to fair value.

(e)	Reorganization Items, Net. Northwest recorded an adjustment to reflect the elimination of reorganization items, net.

(f)
Income Taxes. Northwest recorded a $98 million income tax provision adjustment from the incremental income associated with other pro forma adjustments and statutory income taxes for the five months ended May 31, 2007 of the predecessor. This adjustment is based on the effective tax rate (the statutory rate adjusted for permanent items) for the year ended December 31, 2007.

(g)
Earnings per Share. Pro forma basic earnings per share is based on basic weighted average shares outstanding for the seven months ended December 31, 2007 of the successor. Pro forma diluted earnings per share is based on diluted weighted average shares outstanding for the seven months ended December 31, 2007 of the successor.

Note 4.    Federal Income Tax Consequences of the Merger

The Unaudited Pro Forma Condensed Combined Financial Statements assume that the Merger qualifies as a tax-free reorganization for federal income tax purposes.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in the Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in the Northwest Airlines Corporation Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Northwest Airlines Corporation’s financial statements are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants in the Plan as specified by Rule 428(b)(1) under the Securities Act. These documents and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents filed or to be filed by Delta with the Securities and Exchange Commission are hereby incorporated by reference into this Registration Statement as of their respective dates:

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

●	Current Report on Form 8-K filed on January 23, 2009; and

●	The description of the Company’s Common Stock contained in the Company’s Form 8-A filed on April 26, 2007.

All documents filed by Delta pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and before the filing of a post-effective amendment to this Registration Statement that indicates that all securities registered hereunder have been sold or that deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents (other than current reports containing information furnished, as opposed to filed, on Form 8-K). Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Certain matters relating to the validity of the shares of the Company’s Common Stock (the “Common Stock”) registered hereby have been passed upon for the Company by Kenneth F. Khoury, Esq., Executive Vice President and General Counsel of the Company at the time of the filing of the Registration Statement.  At that time, Mr. Khoury participated in the Plan and had received 166,140 shares of restricted Common Stock, options to purchase 130,780 shares of Common Stock and 79,340 performance shares under the Plan.  Upon his departure from the Company, Mr. Khoury was eligible for and received certain benefits under Delta’s 2007 Officer and Director Severance Plan.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of Delta. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.  Delta’s Amended and Restated Certificate of Incorporation provides for indemnification by Delta of any of its directors, officers or employees to the fullest extent permitted by the Delaware General Corporation Law against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was a director, officer or employee.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Delta’s Amended and Restated Certificate of Incorporation provides for such limitation of liability.

Delta maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to Delta with respect to payments which may be made by Delta to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8. EXHIBITS.

See Exhibit Index.

ITEM 9. UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

(1)  to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

(2)  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 21, 2009.

Delta Air Lines, Inc.

By:	/s/ Hank Halter
Name: Hank Halter
Title: Senior Vice President and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Richard H. Anderson and Hank Halter, and either of them, his/her true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing whatsoever requisite and desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on April 21, 2009 by the following persons in the capacities indicated.

Signature	Title

/s/ Richard H. Anderson	Chief Executive Officer and Director (Principal Executive Officer)
Richard H. Anderson

/s/ Hank Halter	Senior Vice President and Chief Financial Officer (Principal Financial Officer and
Hank Halter	Principal Accounting Officer)

Director
Roy J. Bostock

/s/ John S. Brinzo	Director
John S. Brinzo

/s/ Daniel A. Carp	Chairman of the Board
Daniel A. Carp

Director
Eugene I. Davis

/s/ John M. Engler	Director
John M. Engler

/s/ Mickey P. Foret	Director
Mickey P. Foret

/s/ David R. Goode	Director
David R. Goode

/s/ Paula Rosput Reynolds	Director
Paula Rosput Reynolds

/s/ Kenneth C. Rogers	Director
Kenneth C. Rogers

/s/ Douglas M. Steenland	Director
Douglas M. Steenland

/s/ Rodney E. Slater
Rodney E. Slater	Director

/s/ Kenneth B. Woodrow	Director
Kenneth B. Woodrow

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1	Delta’s Amended and Restated Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Current Report on Form 8-K as filed on April 30, 2007).*

4.2	Delta’s Bylaws (Filed as Exhibit 3.1 to Delta’s Current Report on Form 8-K as filed on May 22, 2008).*

5	Opinion of Kenneth F. Khoury, Esq. (previously filed with the Registration Statement).

10.1	Delta Air Lines, Inc. 2007 Performance Compensation Plan (Filed as Exhibit 10.1 to Delta’s Form 8-K as filed on March 22, 2007).*

10.2	First Amendment to the Delta Air Lines, Inc. 2007 Performance Compensation Plan (Filed as Exhibit 10.12(b) to Delta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).*

23.1	Consent of Kenneth F. Khoury, Esq. (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Ernst & Young LLP.

24.1	Powers of Attorney (included on the signature page of this Post-Effective Amendment No. 1 to the Registration Statement).

* Incorporated herein by reference.